March 28, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry Sasha Parikh Tim Buchmiller Jessica Dickerson

Re:	Innocan Pharma Corporation Draft Registration Statement on Form F-1 Submitted December 31, 2024 CIK No. 0001889791

Dear Ms. Dickerson and Mr. Buchmiller:

We are writing to submit the responses of Innocan Pharma Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 27, 2025, relating to the above Draft Registration Statement on Form F-1 submitted by the Company on December 31, 2024 (the “Form F-1”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each comment of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

Draft Registration Statement on Form F-1 Prospectus

Summary

Overview, page 1

1.	We note your disclosure that your “synthetic Cannabidiol-loaded Liposome injection Platform (LPT-CBD) facilitates exact dosing and the prolonged and controlled release of Synthetic CBD into the blood stream without the risk of addiction, tolerance and dependency that is typical in opioids.” Since you have not completed clinical trials that have established these results, please revise your disclosure with appropriate cautionary language, including to clarify that this is your expectation and that you are in the pre-clinical stage for human and animal use with respect to this product candidate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 and throughout the prospectus to include additional cautionary language, including with respect to its expectations, and to clarify that this product candidate is in the pre-clinical stage.

2.	Briefly indicate the reason for using synthetic CBD in your LPT-CBD product candidate. Briefly indicate what is proprietary about your LPT-CBD product candidate and disclose whether you are seeking composition of matter patent protection for the synthetic CBD molecule and for the liposomal formulation. Include appropriate risk factor disclosure if you are not.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 to indicate why it is using synthetic CBD, what is proprietary about its LPT-CBD product candidate, and to disclose the patent protection that it is seeking for this product candidate.

3.	We note your disclosure that you have “initiated” the FDA regulatory review process for LPT-CBD as a non-opioid alternative for chronic pain management in humans. Please revise your disclosure to clarify here, as applicable, that you have not yet submitted an IND or commenced clinical trials for the product candidate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 to clarify that it has not yet submitted an IND or commenced clinical trials for the product candidate.

4.	We note your disclosure that, in the Consumer Wellness segment, you have established a joint venture, B.I. Sky Global Ltd., or B.I. Sky, your subsidiary. We also note your disclosure on page 123 that you, together with Brandzon Co. Ltd., a private company founded by Roni Kamhi, your Chief Operating Officer and a Director, established B.I. Sky where you hold 60% and Brandzon holds 40% of B.I. Sky. Please disclose here, and elsewhere as appropriate, your percentage ownership in B.I. Sky and the related-party interest of Roni Kamhi. In addition, if an investment in your company represents an ownership of 60% of the operations conducted in your Consumer Wellness segment, please make that clear.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 and elsewhere as appropriate to disclose its percentage ownership in B.I. Sky and the related-party interest of Roni Kamhi. The Company has also revised its disclosure to clarify that in the Consumer Wellness segment, Innocan develops and markets CBD beauty products in Europe, and through B.I. Sky, the Company develops and markets high-performance non-CBD personal care and beauty products in the United States.

5.	We note your disclosure that through B.I. Sky you develop and market high- performance personal care and beauty products in the United States. However, we note from your disclosure on pages F-9 and F-47 that your Consumer Wellness segment sells products mainly in the European market, whereas your disclosure under “Geographical analysis of revenue” on page F-30 indicates you have derived most of your revenue in the United States for the last two fiscal years. Please indicate where your Consumer Wellness products are sold and clarify the extent of your current activities in the United States and European markets.

Response: As noted above, the Company has also revised its disclosure on pages 1, 90, 93 and 100 to clarify that in the Consumer Wellness segment, Innocan develops and markets CBD beauty products in Europe, and through B.I. Sky, the Company develops and markets high-performance non-CBD personal care and beauty products in the United States.

6.	Please briefly describe the products from which you derive material revenues in the Consumer Wellness segment. In this regard, we note your disclosure on page 36 that “some of [y]our wellness products are formulated with plant derived cannabinoids such as hemp derived CBD.” In your description of your material products in the Consumer Wellness segment, please make clear whether those products contain CBD, derived from hemp or otherwise, and indicate the legal status of those products under the laws of the United States and of the various states that you currently generate or intend to generate revenue.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 90 to describe the products from which it derives material revenues in the Consumer Wellness segment. The Company has further revised its disclosure on pages 1 and 90 to clarify that the CBD used in the Company’s consumer wellness products is derived from hemp. In addition, the Company has expanded its regulatory disclosure starting on page 124 to discuss the regulations relating to cosmetics and cannabidiol applicable to the Company’s operations.

7.	We note your disclosure that your patent portfolio includes 29 published patents granted and pending across 7 families. We also note your disclosure under “Intellectual Property” starting on page 105. Please clarify, if true, that your granted patents relate to pain-relieving topical compositions sold in your Consumer Wellness segment and that your patent applications related to your liposomal cannabinoids and uses thereof are pending at this time.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that its granted patents relate to pain-relieving topical compositions sold in its Consumer Wellness segment and that its patent applications related to its liposomal cannabinoids and uses thereof are pending at this time.

Our Strengths, page 1

8.	We note your reference to an advisory board. Please include disclosure in an appropriate location that describes the role or function of your advisory board, identifies each member, and indicates whether there are any rules or procedures governing this board. Please also disclose how members of the advisory board are compensated. If the function of your advisory board is not sufficiently material to an investment decision, please consider whether it is appropriate to include related disclosure in your prospectus summary.

Response: In response to the Staff comment, the Company has expanded its disclosure on page 130 to include a description of its advisory board, including the role of the advisory board and certain biographical information its members.

9.	We note your disclosure that you are pursuing FDA pathways designed to accelerate the review and approval process for your therapies. Please revise to include balancing disclosure that any accelerated approval pathways may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that your product candidate will receive marketing approval. We note your similar disclosure in the last bullet point on page 98. Please include balancing disclosure for that disclosure as well.

Response: In response to the Staff comment, the Company has revised its disclosure on page 1 to be more balanced. In addition, the Company has added an additional risk factor on page 15 regarding the complexities of pursuing a 505(b)(2) regulatory pathway.

10.	Please briefly disclose the basis for your belief that securing a sponsor fee waiver from the FDA’s Center for Veterinary Medicine (CVM) for the development of LPT- CBD for animal health is sufficiently material to highlight in your prospectus summary. For example, indicate the basis for the fee waiver and how that impacts your INAD application and the approval process.

Response: In response to the Staff’s comment, the Company has deleted the discussion regarding the CVM fee waiver from the prospectus summary.

Our Strategy, page 2

11.

You disclose that the FDA acknowledged that LPT-CBD can be submitted under the 505(b)(2) abbreviated pathway pending a scientific bridge to the listed drug and that the FDA has also agreed on your Phase I clinical study design which is essential for filing an IND application for LPT-CBD. Please revise briefly here, and elsewhere with sufficient detail as appropriate, to identify the “listed drug” and to address the following:

●	Convey more clearly to investors if the 505(b)(2) abbreviated pathway and the filing of an IND are separate approval pathways, clarifying which pathway you intend to pursue. For example, it is not sufficiently clear if these are separate pathways, if you would need to conduct three phases of clinical trials for the 505(b)(2) abbreviated pathway, if you could just rely on the scientific bridge for new drug approval or whether the scientific bridge would simplify your clinical trial process. We also note your reference to Phase 1, Phase 2 and Phase 3 trials on page 108.

●	Disclose the status of your plans, if any, for establishing a scientific bridge to the listed drug, and clarify whether there are any other material requirements you must satisfy in pursuing the 505(b)(2) abbreviated pathway.

●	If you expect to submit an application for an IND to study LPT-CBD in humans, please disclose when you expect to do so.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 3 to convey more clearly to investors how the 505(b)(2) abbreviated pathway would affect the Company’s drug development plan. The Company has also expanded its disclosure on pages 1 and 90 to discuss the timing of when the Company expects to submit an application for an IND to study LPT-CBD in humans. Finally, the Company has replaced the graphic on page 109 so as not to refer to Phase 2 and Phase 3.

12.	Further to your discussion of the 505(b)(2) abbreviated pathway, we note your disclosure on page 109 that the 505(b)(2) regulatory pathway that you may pursue for LPT-CBD approval involves the FDA approving the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indications sought by the 505(b)(2) applicant. Please disclose the approved indications for the referenced product, or the “listed drug” as referred to in this section, and any specific new indications that you will seek to have approved for your LPT-CBD candidate. In this regard, we note your disclosure on page 1 regarding the regulatory review of LPT-CBD as a non-opioid alternative for chronic pain management, as well as your disclosure on page 12 that any revenue earned on approved product candidates will be dependent in part upon the breadth of the product label. Also, expand your disclosure under “Competition” on page 103 to indicate how the referenced product for purposes of your 505(b)(2) application will factor into your competitive position.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 90 to disclose the approved indications for Epidiolex, the listed drug for the 505(b)(2) abbreviated pathway. The Company has also expanded its disclosure on page 104 regarding competitive concerns regarding the listed drug Epidiolex.

13.	We also note your disclosure that the CVM issued an Investigational New Animal Drug, or INAD, number to facilitate your LPT-CBD development for animal health applications. Clarify here and in your “Business” section whether you have submitted an INAD application, or, if you have not, disclose when you anticipate submitting your INAD application, and disclose whether you will need approval from the CVM of your INAD application prior to commencing clinical activities for your LPT-CBD product candidate in animals.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 90 to clarify that it intends to submit an INAD application with the FDA-CVM during the second half of 2025. The Company respectfully draws the Staff’s attention to its disclosure on page 124, which clarifies that an applicant is required to open an INAD with the FDA-CVM prior to commencing testing of a drug product candidate.

Summary Risk Factors, page 3

14.	Revise your summary risk factors to also address your history of net losses, accumulated deficit and the opinion of your auditor regarding the substantial doubt about your ability to continue as a going concern.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 to address its history of net losses, accumulated deficit and the opinion of its auditor regarding the substantial doubt about its ability to continue as a going concern.

15.	We note the disclosure in the last bullet point on page 4 that you “may become subject to U.S. federal and state forfeiture laws, negatively impacting our operations.” Please further expand this disclosure to indicate, as you have done at the bottom of page 45, that investors located in jurisdictions where any of your product candidates remain illegal may be at risk of prosecution under conspiracy, aiding and abetting, and money laundering statutes, and may be at further risk of losing their investments or proceeds under forfeiture statutes. Also identify the jurisdictions of concern.

Response: In response to the Staff’s comment, the Company notes that this disclosure has been deleted from the prospectus as it is not applicable to the Company or its products.

16.	Your disclosure in the third bullet point and in the related risk factor indicates that your topical product lines are part of your “Pharmaceuticals” segment. However, other disclosures throughout the prospectus indicate that your topical product lines are part of your “Consumer Wellness” segment. Please revise your disclosures as appropriate to reconcile this apparent inconsistency. In addition, clarify whether any of your topical or other existing products have received or otherwise require regulatory approval.

Response: In response to the Staff comment, the Company has revised its disclosure on pages 3 and 11 to avoid the apparent contradiction that its topical product lines are part of its Pharmaceutical segment. In addition, the Company respectfully notes that its topical products have not received and do not require regulatory approval.

Summary Financial Data, page 9

17.	We note you refer investors in this section, and in the Capitalization section on page 57, to a section titled “Selected Financial Data.” Please revise to clarify what section of your prospectus you are referring to by “Selected Financial Data.”

Response: In response to the Staff’s comment, the Company has deleted the reference to “Selected Financial Data” on page 57.

We are an emerging growth company . . ., page 63

18.	Your state here that you have elected to delay adoption of new or revised accounting standards which is inconsistent with your disclosure on page 6 and 85 where you state that you will not be able to avail yourself of this extended transition period. Please revise.

Response: In response to the Staff’s comment, the Company has deleted the statement on page 63 that it has elected to delay adoption of new or revised accounting standards. Given that the Company currently reports and expects to continue to report its financial results under IFRS as issued by the IASB, the Company will not be able to avail itself of this extended transition period and, as a result, it will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Use of Proceeds, page 73

19.	We note that you intend to use the proceeds from this offering for multiple purposes, including for “research and development of new technologies as well as existing products, including human and veterinary applications pursuant to our LPT-CBD project” and “for marketing and sales efforts of our products in new and existing territories.” Please revise to disclose:

●	the amount of proceeds from this offering that you intend to use for your LPT- CBD injectable technology for human use and for animal use;

●	the amount of proceeds from this offering that you intend to use for “new technologies” and clarify what new technologies, to the extent material, you intend to pursue at this time;

●	how far in the development and regulatory approval process for LPT-CBD you anticipate the proceeds from this offering will enable you to reach for the human market and for the animal market;

●	the new and existing territories where you intend to use proceeds from this offering for the marketing and sales efforts related to your products (in this regard, we note your disclosure beginning on page 35 that there may be regulatory restrictions on marketing your products in certain countries); and

●	state the anticipated amount and sources of other funds, if any, that may be necessary to accomplish the specific purposes for which the proceeds are to be obtained.

If the anticipated proceeds from this offering will not be sufficient to fund all the proposed purposes, the order of priority of such purposes should be given, as well as the amount and sources of other funds needed.

Response: In response to the Staff’s comment, the Company notes that the specific amount of proceeds that it intends to use will be added in a subsequent filing of its registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

20.	We note from your disclosure on page 80 that sales in your Pharmaceuticals segment are “made through business-to-business.” In an appropriate location in your prospectus, please describe how you are deriving revenues from this segment for the periods presented given your disclosure that your pharmaceutical product candidates are in preclinical development. Where you discuss and analyze revenues for the periods presented in this section, include a quantitative and qualitative description of the reasons underlying the material changes in the revenues from the Pharmaceuticals segment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 82 and 83. In addition, as noted on page 1, in the Pharmaceuticals segment, Innocan sells CBD personal care products through distribution in Europe. Also, as noted on page 11, within this segment, and specifically with respect to the Company’s LPT CBD product candidate, the Company has no products approved for marketing in any jurisdiction and has never generated any revenue from LPT CBD product sales from this segment.

Components of Operating Results Revenue, page 80

21.	Your state here that revenue is recognized on a cash basis once payments are received for your Consumer Wellness segment which is inconsistent with your stated policy on page F-13. Please revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 80 to clarify that revenue is not recognized on a cash basis

22.	On pages 100 and 101, you note loyalty programs and subscription agreements have contributed to sales growth. Please provide disclosure regarding these programs and your accounting under each of these programs.

Response: In response to the Staff’s comment, the Company notes that loyalty programs and subscription agreements are automatic monthly repeat orders of its customers on amazon. the company does not have specific data regarding these repeat orders as it is proprietary information to amazon. in order to avoid confusion, and considering the objective materiality of these monthly renewals, the company has deleted the discussion of its loyalty programs and subscription agreements.

Results of Operations Revenues, page 82

23.	For each of the periods presented, you noted that the increase in revenues are mainly attributed to the increase in revenues from on-line sales platforms of B.I. Sky due to the addition of new products. Please list the new products made available for sale in each period and quantify the impact the new products generated in revenues for each of the periods presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 and 83 with respect to the factors that caused the increase in revenues for the periods presented. The Company respectfully notes that the increase in revenue is a result of brand recognition and natural growth related to product enhancements and the offering of variations of existing products. In addition, information regarding specific product variation is valuable corporate information that could be used by the Company’s competitors, and if disclosed, could be harmful to the Company.

24.	We note your disclosure that the FDA has agreed on your Phase I clinical study design for LPT-CBD in humans. In an appropriate location, revise to discuss the trial design, including number of participants to be enrolled in the study, the primary and secondary endpoints, and what adverse events you will evaluate. Also indicate the regulatory jurisdictions in which you anticipate conducting clinicals trials for both your animal and human indications.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 108 to discuss the trial design and the jurisdictions for which it anticipates conducting clinical trials.

Our Products, page 92

25.

As safety and efficacy determinations are solely within the authority of the FDA and comparable foreign regulators, please remove or revise any statements throughout your prospectus that state or imply that your product candidates are safe or effective. We note the following disclosures as examples:

●	“The liposomes remain safely under the skin”, and LPT-CBD is an innovative and “effective delivery platform” (page 92);

●	“The effectiveness of LPT (Liposome Technology) ensures high bioavailability of cannabidiol…” (page 93);

●	The headings “Anti-Inflammatory Efficacy in Mice” (page 94), “Efficacy - Osteoarthritis Related Pain Relief in Clinical Dogs” (page 95), and “Basic Safety in Clinical Dogs” (page 96)

●	“safe performance” (page 95)

●	“[W]e successfully demonstrated the efficacy and safety of our liposomal delivery technology…” (page 97)

●	“Over the past year, repeated administration of LPT-CBD in dogs and other animals demonstrated … efficacy…” (page 98)

●	“effective therapeutic solution” (page 103)

●	“effective pain management” (page 104)

●	“ensures solutions that are not only effective but also safe…”

●	“Our comprehensive pre-IND package details extensive experiments demonstrating the efficacy, … and basic safety of cannabidiol-loaded LPT (LPT- CBD) …” (page 107).

Response: In response to the Staff’s comment, the Company has revised its disclosures throughout the prospectus to remove or revise any statements that state or imply that the Company’s product candidates are safe or effective.

26.	Please disclose whether the data presented in this table was statistically significant. Provide p-values, if appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure to provide the p-values on page 94.

Basic Safety in Clinical Dogs, page 96

27.	For the hematology and serum biochemistry results presented in the table on page 97, indicate whether any of the median hematology and median serum biochemistry values changed from baseline during the study.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 98 to indicate whether any of the median hematology and median serum biochemistry values changed from baseline during the study.

Personal Care and Beauty Products, page 99

28.	We note from your disclosure on pages F-9 and F-47 that you entered into a founder’s agreement with Brandzon Co. Ltd. to establish a joint company, B.I. Sky Global Ltd., to engage in the development, manufacture and marketing of consumer products. Please provide a summary of this agreement disclosing the material terms and conditions of the agreement, including the rights and obligations of the parties thereto, the term and termination provisions and the amount of any consideration passing to or from the company. Refer to Item 4.a of Part I of Form F-1 and Item 10.C of Form 20- F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 142 to disclose the material terms of the founder’s agreement with Brandzon Co. Ltd.

29.	You disclose that you will consider expanding to CBD-infused offerings as regulatory developments evolve, including the possible rescheduling of marijuana to Schedule III of the Controlled Substances Act. Please clarify if, under existing regulations, you could market CBD-infused products if marijuana is reclassified as a Schedule III substance.

Response: In response to the Staff’s comment, the Company has deleted the discussion of expansion related to regulatory developments, including a potential rescheduling of marijuana, as the Company does not believe this would directly affect the Company. As mentioned above, the Company has further revised its disclosure on pages 1 and 90 to clarify that the CBD used in the Company’s consumer wellness products is derived from hemp. In addition, the Company has expanded its regulatory disclosure starting on page 124 to discuss the regulations relating to cosmetics and cannabidiol applicable to the Company’s operations.

30.	You disclose that several of your personal and beauty products have achieved category leadership and Best Seller status, consistently ranking in the top ten listings, with some being designated as Amazon’s Choice and that key products have also earned recognition across various skincare categories and publications such as PinkVilla, HuffPost, Sasily Skin and New Beauty. Please provide representative examples of the specific products to which you are referring in this section.

Response: In response to the Staff’s comment, the Company has deleted these statements.

31.	Please indicate which products you are featuring in the graphic at the top of page 100. If the pictured products do not account for a material portion of your sales, please make that clear.

Response: In response to the Staff’s comment, the Company has deleted the graphic.

Pain Relief, page 100

32.	We note that your pain relief lineup includes CBD-based topical treatments; however, your disclosure on page 99 indicates that, due to regulatory restrictions, the initial focus of B.I. Sky is on non-CBD topical products. Please enhance your disclosure to reconcile these statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that the pain relief CBD-based topical treatments are marketed directly by the Company, and not through B.I. Sky, and that they are marketing in Europe where the aforementioned regulatory restrictions are not applicable.

Efficacy Testing for CBD Wellness Products, page 101

33.	We note your disclosure of several claims related to the efficacy of your CBD wellness products. Please revise your disclosure to provide context for these claims. For example, briefly describe the “rigorous testing” you conducted, including the number of participants who participated in such testing. Balance your disclosure with any adverse side effects or other experiences reported during testing.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages 102 and 103 by providing context and specific testing experiences for its CBD wellness products.

Manufacturing, page 102

34.	You disclose that for manufacturing in your Consumer Wellness segment the focus is on identifying a third-party manufacturer. Please clarify if you have identified a third- party manufacturer to date, how you have historically sourced your Consumer Wellness products, and, if you are dependent on a sole or limited number of suppliers, please make that clear, including in your risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103 to clarify that the Company has identified several third-party manufacturers to date, how it has historically sourced its Consumer Wellness products, and, that it is not dependent on a sole or limited number of suppliers.

Competition

Pharmaceutical Competition, page 103

35.	Please caution investors that the results depicted in the table at the top of page 104 have not yet been validated through clinical trials.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 105 to clarify that the results depicted in the table at the top of page 104 have not yet been validated through clinical trials.

Intellectual Property

License Agreement with Yissum, page 106

36.	Please disaggregate the total amount of approximately $1,880,000 paid to Yissum for each year noted (2022, 2023, 2024).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 107 to disaggregate the total amount of approximately $1,880,000 paid to Yissum for each year noted (2022, 2023, 2024)

37.

Please briefly describe all material terms of the license agreement with Yissum. For example, briefly describe the technology licensed from Yissum, so that investors can understand how such technology is material to your business and development efforts, disclose the term of the agreement and the termination provisions, the material rights and obligations of the parties to the agreement, which party owns any improvements you may make to the licensed intellectual property, and which party bears the responsibility for any costs and fees associated with the licensed intellectual property. In addition:

●	For the royalty payments, clarify the products to which these payments would apply.

●	For the milestone payments, quantify the aggregate potential milestone payments segregated by development and commercial milestone payments, if any.

Please also file the license agreement with Yissum, as amended to date, as an exhibit, or tell us why that would not be appropriate. Refer to Item 8.a of Part II of Form F-1.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 107 to include the material terms of the license agreement with Yissum. The Company has revised the Exhibit Index to include the filing of this agreement.

Government Regulation and FDA Regulatory Pathway Veterinary Regulation, page 121

38.	Please explain your reference to Elanco and disclose if you are working with them in your regulatory approval process with CVM.

Response: In response to the Staff’s comment, the Company notes that this disclosure has been deleted from the prospectus as it is not applicable to the Company or its products.

Executive and Director Compensation, page 127

39.	We note from the heading to the table on page 128 that the table excludes “compensation securities” and that the table includes a column for “Value of all other compensation.” If any portion of the compensation for the last full financial year was paid (a) pursuant to a bonus or profit-sharing plan, provide a brief description of the plan and the basis upon which such persons participate in the plan, or (b) in the form of stock options, provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options. Refer to Item 4.a of Form F-1 and Item 6.B.1 of Part I of Form 20-F. Also, disclose the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement, or similar benefits for the last full financial year. Refer to Item 4.a of Form F-1 and Item 6.B.2 of Part I of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 132 to reflect that a portion of the compensation for the last full financial year was paid in the form of stock options and has included information with respect to the exercise price and expiration date of such options in the expanded footnotes in the Principal Shareholders table on page 141. In addition, the Company transfers on a monthly basis all funds for pension and retirement or similar benefits to the employees.

Board Practices

Director Independence, page 131

40.	We note your disclosure in the first sentence of the first paragraph of this section that, under the applicable rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the closing of this offering. In the next paragraph you indicate that four of the seven members of your board are independent, but only name three independent directors. Please clarify who your fourth independent director is or disclose how you intend to comply with the rules that independent directors must comprise a majority of your board of directors within a specific period after the closing of your offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that pursuant to applicable Canadian rules, it is not required to have a majority of independent board members, in contrast to applicable rules of the Nasdaq and NYSE.

Principal Shareholders, page 137

41.	With respect to the persons who are directors and senior management, provide information as to the options granted to such persons for the company’s shares, including the title and amount of securities called for by the options, the exercise price, the purchase price, if any, and the expiration date of the options. Refer to Item 4.a of Form F-1 and Item 6.E.1 of Part I of Form 20-F.

Response: In response to the Staff’s comment, the Company has expanded its disclosure in the footnotes in the Principal Shareholders table on page 141 to include information regarding the options granted to its directors and senior management.

Certain Relationships and Related Party Transactions, page 138

42.	With respect to your joint venture in B.I. Sky, disclose here the information required by Item 7.B of Part I of Form 20-F or tell us why you do not believe such disclosure is required. Similarly, provide us with your analysis as to whether the related-party assets and liabilities disclosed on pages F-33 and F-34 are subject to this disclosure requirement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 142 to include a description of the agreement with Brandzon Co. Ltd regarding the joint venture in B.I. Sky Global Ltd.

The related-party assets and liabilities disclosed on pages F-33 and F-34 are not related to B.I. Sky Global Ltd. The related-party assets mentioned on page F-33 are in connection to a historical loan to our chief executive office that was repaid in 2023, and the related-party liabilities discussed on page F-34 are in connection with (i) accumulated vacation days of certain executive officers pursuant to their respective employment agreements, which have monetary value under applicable law, and (ii) the fair value of the derivative financial liability of August 2023 Warrants held by our largest shareholder.

Consolidated Statements of Profit or Loss, page F-6

43.	Please present the basic and diluted loss per share for the annual and interim periods to the nearest whole cent so as not to imply more precision than exists in this calculation.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the financial statements, including on page F-6 to present the basic and diluted loss per share for the annual and interim periods to the nearest whole cent.

NOTE 2 - Material Accounting Policies

Selling, marketing and distribution expenses, page F-14

44.	We noted that you included warehouse cost as part of your selling, marketing, and distribution expenses. Please explain, citing relevant authoritative accounting literature, why this cost is not classified in cost of revenues.

Response: The Company respectfully advises the staff that the Company regards storage and warehousing cost as part of shipping and handling costs, since it does not perform in-house manufacturing activities and storage of our inventory is primarily performed as part of our distribution activities. As a result, its inventory storage cycle is relatively short, resulting in immaterial inventory warehouse costs, which consist solely of costs paid to third party warehouses for storage that occurs prior to transfer of control to the customer, and, which amounted to less than $100,000 in each of the years included in our financial statements.

While no current accounting standard specifically defines shipping and handling costs, the Company notes current practice among entities reporting under either IFRS or US GAAP is generally to follow the reference to these costs as historically included in paragraph 3 of EITF 00-10, Accounting for Shipping and Handling Fees and Costs: “…”Handling” is understood to be those costs incurred to store, move, and prepare the products for shipment. Generally, handling costs are incurred from the point the product is removed from finished goods inventory to the point the product is provided to the shipper and often include an allocation of internal overhead.” The nature of our warehouse cost is the same as the description of “handling” costs in EITF 00-10. In addition, for clarity, the Company incurs warehousing costs in connection with our activities that occur before the customer obtains control of the related good.

As its shipping and handling activities, including the activities where the Company incurs warehouse costs, occur prior to transfer of control to the customer, the Company accounts for these activities as fulfillment activities and not as a promised service, in accordance with IFRS 15, Revenue from Contracts with Customer, paragraph 25 and BC116S.

In accordance with Deloitte iGaap, a Guide to IFRS Reporting, paragraph 3.6.5.3-2 (refer to Appendix A attached hereto) and IAS 2, Inventories, paragraph 38, the inclusion of shipping and handling costs (when not accounted for as a promised service) in cost of sales is permitted, or, alternatively, such costs may be included in distribution expenses. As disclosed in the Material Accounting Policies note of the annual financial statements, the Company elected to include these costs in selling, marketing and distribution expenses.

Exhibit Index, page II-5

45.	Please file the bylaws of the company as an exhibit. Refer to Item 8.a of Form F-1 and Item 601(b)(3)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Exhibit Index to include the filing of the bylaws.

46.	We note from your disclosure on page 138 that you have entered into employment agreements and consulting agreements with certain of your executive officers. Refer to Item 8.a of Form F-1 and Item 601(b)(10)(ii)(A) of Regulation S-K and, as appropriate, please file these agreements as exhibits.

Response: In response to the Staff’s comment, the Company respectfully notes that pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, as a foreign private issuer that has furnished the compensatory information under Item 402(a)(1) and for which the public filing of the employment agreements is not required in its home country and not otherwise publicly disclosed by us, it is not required to file such employment agreements as exhibits to its registration statement.

47.	We note your reference under the caption “Market, Industry and Other Data” to data prepared by market research firms and other third parties and your references to Global Market Insights, Mordor Intelligence and Straits Research on page 3. Please disclose if you funded any of this research or commissioned any such reports. If you funded any of the research or commissioned any of the reports, please file the consent of each third party that prepared the information as an exhibit to the registration statement. Refer to Securities Act Rule 436.

Response: The Company did not fund any of this research or commission any such reports.

General

48.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide the Staff with copies of such communications, in the event that there will be any.

Please contact me at 312 364 1633 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman, Esq.

CC: Iris Bincovich, Chief Executive Officer

Appendix A – Excerpt from Deloitte iGaap, a Guide to IFRS Reporting

Paragraph 3.6.5.3-2

Classification of shipping costs incurred on products sold – example

Company A sells and ships goods to a customer and has concluded that it is the principal on the sale of goods and associated shipping. Company A analyses expenses by function in its statement of comprehensive income.

Company A may adopt a policy of including shipping and handling costs in cost of sales. This treatment is permitted by IAS 2, paragraph 38, which states that the circumstances of the entity may warrant the inclusion of distribution costs in cost of sales.

Alternatively, shipping and handling costs may be included in a separate ‘distribution costs’ classification or, if insignificant, in ‘other operating expenses’. Company A should ensure that:

●	the classification is appropriate to the entity’s circumstances;

●	the classification is consistent from year to year; and

●	material items are separately identified, as required by IAS 1 paragraph 97.